
January 17, 2024

Yingkai Xu
Chief Executive Officer
Mingteng International Corp Inc.
Lvhua Village, Luoshe Town
Huishan District, Wuxi
Jiangsu Province, China 214189

> **Re: Mingteng International Corp Inc.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed January 12, 2024**
> **File No. 333-270953**

Dear Yingkai Xu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Amendment No. 7 to Registration Statement on Form F-1

Executive Compensation, page 115

1.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Yingkai Xu
Mingteng International Corp Inc.
January 17, 2024
Page 2

  Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing